
02059024

FORM 6-K


RECD S.E.C.
SEP 2 5 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **August**.............................. ,2002

....SCANIA AB...................................

.......................S-151 87 SÖDERTÄLJE, SWEDEN.........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............. No...**X**.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

..............................**SCANIA AB**...................
(Registrant)

September 12, 2002

By..
Kaj Lindgren
Group Vice President,
Chief of Staff

23 August 2002

Scania boom in Syria 100 trucks delivered since January

Scania is on its way to recording its best-ever year in Syria, with 100 vehicles delivered so far in the first eight months of this year. Behind the truck boom lies not only increased cargo transport to Saudi Arabia and the Gulf states, but also UN transport operations from the Syrian ports in Latakia and Tartous to and from Iraq.

It is the country's private sector that is expanding – all 100 Scania trucks sold so far this year have gone to private customers.

The truck type that has accounted for the large increase in sales this year is tractors for long-haul duties. Scania's market share amounted to 25 per cent at the close of the second quarter this year.

Scania's distributor in Syria – Saad – will inaugurate a new Scania centre in the country within the next year. The new facility, which will house administration and sales as well as workshops and a parts warehouse, will be located beside the motorway that stretches between Damascus and Aleppo. The first unit to be completed will be the workshop.

The first Scania trucks destined for Syria were shipped there as far back as 1952, and Scania has delivered 3,600 trucks to the country since then. 1982 was the best-ever year for Scania's exports to Syria, with just over 100 trucks sold. There is every indication that 2002 will set a new record for Scania in Syria.

N02043EN / Bo Östlund

27 August 2002

Scania in new deal in the Gulf:

120 city buses to Dubai

Scania's distributor in Dubai in the United Arab Emirates, Al Shirawi Enterprises (L.L.C.), has sold a further 120 city buses to Dubai Municipality. The new order follows last summer's delivery of 119 buses.

Owing to Scania's global production system, it is possible to manufacture bus chassis fitted with Brazilian Marcopolo bodies, thus exploiting available capacity in Scania's factory in Sao Paolo during the second half of year 2002.

Including a previous sale of 30 buses, Dubai Municipality has ordered a total of 269 Scania buses for its growing urban public-transport operations.

"The new order reinforces our leading position as a supplier of city buses in this region," says Anders Liss, Area Sales Manager at Scania and the person responsible for Scania's operations in the Gulf area.

"The competition is very tough, and we owe this deal to the fact that the customer is satisfied with our previous deliveries and with our service," continues Anders Liss.

The buses are built on Scania's two-axle L94 chassis, and are powered by Swedish-made engines. After the bodies are fitted, the finished buses are transported from Brazil directly to Dubai.

N02046EN / Hans-Åke Danielsson

9 September 2002

Capital Markets Day at Scania

Scania has invited to a Capital Markets Day at the Head Office in Södertälje today, 9 September, starting at 9 a.m.

Leif Östling, President and CEO will open with a presentation on the subject of "Growth Potential".

The other themes are:

- Growth and Strategic Alliances
  Kaj Lindgren, Group Vice President, Chief of Staff

- Products and Technology
  Hasse Johansson, Group Vice President, Research and Development

- Productivity and Flexibility
  Per Hallberg, Group Vice President, Production and Procurement

- Market Strategies
  Gunnar Rustad, Group Vice President, Sales and Marketing

- Financials and Customer Finance
  Jan Gurander, Group Vice President and CFO
- Summary by Leif Östling

In connection with lunch there will be an opportunity to meet with Scania representatives and to test drive Scania vehicles. All participants are also invited to visit Scania's sales and service point in Lindvreten, south of Stockholm.

After lunch, the presentations will be published Scania's website, www.scania.com

For further information, please contact Joanna Daugaard, tel. +46-8-553 837 16, mobile +46-70-518 3716.








PASSENGER-SIDE
LAYOUT

Scania at IAA 2002:

- **Own injection system in large-scale production**
- **Two innovative styling concepts**

Scania HPI, Scania's high-pressure injection system, is now introduced on all 12-litre engines. Scania's 12-litre engines now cover both the best-selling and the fastest-growing segments on the European truck market. Annual volumes are expected to reach 15,000.

Scania is exhibiting two brand new design concepts: Scania eXc is a truck with an extra long sleeper cab designed for drivers who spend weeks on end in their trucks, for example travelling across one or more continents. Scania STAX is an advanced styling study of a future bonneted truck intended to provide extra image and prestige for the operator. The objective is to assess the interest among truck professionals in these two futuristic transport solutions.

Scania HPI (High Pressure Injection)

Scania's 12-litre turbocompound engines were the first to be fitted with the fuel injection system developed jointly by Scania and Cummins. These engines are now followed by a new 420 hp version that will cater for Scania's presence in the largest segment on the market (from 400 up to around 450 hp). Customer benefits include more performance, better driveability, fewer gearchanges, more uptime, longer oil-change intervals, as well as quick and smooth access to parts and servicing.

With some 10,000 units sold per year, the 12-litre 420-hp unit is Scania's best-selling engine. And the success of the turbocompound engines (470 and 440 hp) has added close to 4,500 units on an annual basis, well beyond expectations.

The introduction of Scania HPI on the 420-hp engine means that on an annual basis close to 15,000 Scania engines will be fitted with the most innovative injection system on the market. The use of in-house components will secure good parts supply and servicing via the Scania organisation.

Scania eXc (extended cab)
Disregarding length restrictions, how would you like to live when you need to stay away several weeks on a transport assignment, mostly with the cab as the only lodging available? There is a lot to be gained in road safety when drivers drive and live in comfort.

An improved road network between Europe and the Far East – which has progressed well beyond the Utopian stage today – will open the potential for very long intercontinental truck transport services. Plans even include a connection to Japan, presumably via a tunnel, like under the English Channel.

Scania eXc with its new interior concept has been developed by Scania's styling and vehicle ergonomics department on the basis of customer clinics with drivers who sleep at least four nights a week in their trucks. Using Scania's modular system, the cab has been extended by 1300 mm. This is sufficient to provide a spacious living and sleeping area behind the driver's seat.

The cab is equipped with a full-size bed, and armchair, a kitchenette, ample storage facilities with a variety of drawers and lockers, some accessible from the outside. In-cab entertainment includes a flat-screen TV-set and an advanced sound system. The standard 900 mm wide bed above the driver's seat provides a full-size 'guestroom'.

Without any extra ado, the driver can simply walk away from his workplace into the living area for some relaxation or rest.

Scania STAX (Scania Truck – Advanced Xterior)

Will future truck operators be prepared to sacrifice some cargo volume and payload for nice looks and superior driver comfort? This is Scania's idea behind the second design concept, which could become reality in 10-15 years' time.

'Conventionals', as bonneted trucks are called in the US, only account for about one percent of the total European truck market. Yet, if you ask a child to draw a truck, it will almost certainly have a bonnet. A bonnet gives such a strong identity that some customers want to use some load capacity to boost their image.

A team of industrial designers were given free hands to look 2-3 generations ahead. They started looking for visual cues, shapes and expressions. Another source of inspiration was the customisation culture in the US, where many truck owners want to stand out from the crowd. Some cues, like the negative slope of the grille and windscreen pillars, were found on pick-up trucks from the 1960s. Other traits were found in the century-long history of Scania bonneted trucks.

The flowing lines of the quarter-scale model are truly eye-catching. The reactions of the visitors will help form a decision base for Scania's styling department.

For further information, please contact Per-Erik Nordström, Business Communications, tel. +46 8 55385577.